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                             October 17, 2022

       Hua Wang
       Chief Financial Officer
       Rubber Leaf Inc
       Qixing Road, Weng   ao Industrial Zone
       Chunhu Subdistrict, Fenghua District
       Ningbo, Zhejiang, China

                                                        Re: Rubber Leaf Inc
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed on October
13, 2022
                                                            File No. 333-261070

       Dear Hua Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2022 letter.

       Form S-1/A filed on October 13, 2022

       Consolidated Financial Statements
       Note14 - Subsequent Events, page F-18

   1. We note your updated subsequent event disclosure that effective October 1, 2022, Ms.
                                                        Xingxiu Hua, the
President of the Company, reduced her ownership of Shanghai Xinsen from 90% to 15%, and no
longer serves as the legal representative and general manager of
                                                        Shanghai Xinsen
pursuant to a board resolution as of the same date. Based on the material amounts of sales to
Shanghai Xinsen during each period presented, please revise the disclosures in the
forepart of your filing related to Shanghai Xinsen to disclose and discuss the change in
ownership. Please also revise the disclosures in the forepart of your
 Hua Wang
Rubber Leaf Inc
October 17, 2022
Page 2
         filing to disclose and discuss if, and how, you expect the change in ownership could impact future sales to Shanghai Xinsen.
        You may contact Andi Carpenter at (202) 551-3645 or Anne McConnell at
(202) 551-
3709 if you have questions regarding comments on the financial statements and related matters.
Please contact Bradley Ecker at (202) 551-4985 or Jay Ingram at (202) 551-3397 with any other questions.



FirstName LastNameHua Wang                                    Sincerely,
Comapany NameRubber Leaf Inc
                                                              Division of
Corporation Finance
October 17, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName